C. Brendan Johnson Direct: 314.259.2438 Fax: 314.552.8438 brendan.johnson@bryancave.com

September 4, 2008

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Mail Stop 3561

Attention:	Tia Jenkins
Senior Assistant Chief Accounting

Re:	Orchids Paper Products Company

Form 10-K for Fiscal Year Ended December 31, 2007

Filed on March 18, 2008

File No. 001-32563

Dear Ms. Jenkins:

We are writing this letter on behalf of Orchids Paper Products Company (the “Company” or the “Registrant”) in response to the letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated August 19, 2008 regarding the above-referenced annual report.

This letter sets forth the comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response.

Notes to Financial Statements, page 39

1.

We note on page 7 that sales of manufactured parent rolls represented an increasing percentage of your net sales. In future filings, please disclose your revenues from external customers for each product or group of similar products. Refer to paragraph 37 of SFAS 131 for additional guidance. In addition, tell us whether product margins differ between sales of parent rolls and sale of converted products. If the margins differ, please provide us with the disclosure that you intend to include in Item 7 of future filings that discusses and analyzes the difference.

Response:

In future filings, the Company plans to add disclosure of revenues for both parent rolls and converted paper products in accordance with paragraph 37 of SFAS 131. The Company will also enhance existing disclosure with respect to its margins on, and net sales of, parent rolls and converted paper products. The following is an example of the

Securities and Exchange Commission

September 4, 2008

additional disclosure the Company plans to provide in its future period reports, as applied to its Form 10-K for fiscal year ended December 31, 2007. Additions have been underscored.

In Note 9 to the financial statements, on page 47:

Note 9 – Major Sales Categories, Customers and Concentration of Credit Risk

The Company sells primarily all of its paper production in the form of converted products, however, following the start-up of a new paper machine in the summer of 2006, the Company had excess paper production which it began to sell in parent roll form. Revenues from converted product sales and parent roll sales in the twelve months ended December 31, 2007 were $65,383,000 and $9,265,000, respectively. Revenues from converted product sales and parent roll sales in the twelve months ended December 31, 2006, were $59,104,000 and $1,086,000, respectively.

Credit risk for the Company is concentrated in three major converted product customers, each of whom operates discount retail stores located throughout the United States and one customer who accounts for most of the Company’s third-party sales of parent rolls. During the years ended December 31, 2007, 2006 and 2005, sales to the four significant customers accounted for approximately 68%, 65% and 69% of the Company’s total sales, respectively. At December 31, 2007, and 2006, approximately $4,047,000 (72%) and $3,742,000 (72%), respectively, of accounts receivable was due from the four significant customers. No other customers of the Company accounted for more than 10% of sales during these periods. The Company generally does not require collateral from its customers and has not incurred any significant losses on uncollectible accounts receivable.

The Company maintains several accounts, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Deposits at the institution in excess of the FDIC limit totaled $816,000 and $1,538,000 December 31, 2007 and 2006, respectively.

In Item 7, in the subsection entitled “Business Overview,” on page 21:

In June 2006, we began operating a new paper machine with a rated annual capacity of approximately 33,000 tons. The capacity of the new machine in addition to the capacity of our older paper machines increased our total production capacity to approximately 54,000 tons per year. As a result, beginning in the third quarter of 2006, we were able to eliminate the requirement to purchase recycled parent rolls on the open market and commenced the sale of parent rolls on the open market. In the second quarter of 2007, due to the relatively high price of parent rolls, we began operating all of our older machines on a full-time basis. Our strategy is to use all of our parent roll capacity to make our converted products, which have higher margins than parent rolls. We are focusing considerable efforts to improve our converting efficiencies in order to achieve that goal. Prior to the third quarter of 2006, we had purchased parent rolls on the open market since 1998 because our own parent roll production had not adequately supplied the requirements of our converting facility. We purchased approximately 1,675, 6,970 and 12,200 tons of paper on the open market in 2007, 2006 and 2005, respectively, to supplement our paper-making capacity. Beginning in the third quarter of 2006, essentially all of our third party purchases were of virgin pulp fiber required for a premium towel line of one of our customers. Parent rolls are a commodity product

Securities and Exchange Commission

September 4, 2008

and thus are subject to market price and availability. We experienced significantly higher parent roll prices beginning in early 2004, as well as limited availability, which negatively affected our profitability.

In Item 7, in the subsection entitled “Comparative Years Ended December 31, 2007, 2006 and 2005 — Net Sales,” on page 21:

Comparative Years Ended December 31, 2007, 2006 and 2005

Net Sales

	Twelve Months Ended December 31,
	2007	2006	2005
	(in thousands, except per ton and tons)

Converted product net sales	$65,383	59,104	57,700
Parent roll net sales	$9,265	1,086	—
Total net sales	$74,648	$60,190	$57,700

Total tons shipped	50,706	39,823	38,204

Average net sales per ton	$1,472	$1,511	$1,510

Net sales increased $14.5 million, or 24%, to $74.6 million for the year ended December 31, 2007, compared to $60.2 million for the year ended December 31, 2006. Net sales figures include gross selling price, including freight, less discounts and pricing allowances. The increase in net sales was attributable primarily to increased volumes of parent rolls sold to third parties and an 11% increase in net sales of converted products, resulting from both higher prices and increased shipment volumes. Parent roll sales increased approximately $8.2 million to $9.3 million for the year ended December 31, 2007, compared to $1.1 million in the same period in 2006. The full-year effect in 2007 of the production from the new paper machine we commissioned in June 2006 and, to a lesser extent, the effect of running all of our older paper machines on a full-time basis beginning in May 2007, accounted for the increased parent roll sales. For the twelve months ended December 31, 2007, the volume of parent rolls sold to third parties increased by approximately 9,100 tons. Net sales of converted product increased $6.3 million, or 10.6%, to $65.4 million for the year ended December 31, 2007, compared to $59.1 million in the same period in 2006. The net sales prices per ton for converted product shipments for the twelve months ended December 31, 2007 increased 6% over the same period of 2006 while converted product shipments volumes increased 5% in the year over year comparison.

Net sales increased $2.5 million, or 4.3%, to $60.2 million for the year ended December 31, 2006, compared to $57.7 million for the year ended December 31, 2005. The increase in net sales experienced in 2006 was due primarily to higher sales of both converted products and parent rolls. For the twelve months ended December 31, 2006, net sales of converted products increased $1.4 million, or 2.4%, to $59.1 million as compared to $57.7 million in the same period in 2005, the result of higher selling prices and increased

Securities and Exchange Commission

September 4, 2008

shipments. The increase in net selling prices is primarily due to sales price increases implemented in the first and second quarters of 2005. On a per ton basis, selling prices increased 1.4% in the twelve months ended December 31, 2006, compared to the same period in 2005. Tons of converted product shipped in the 2006 period increased approximately 1% compared to the 2005 period. For the twelve months ended December 31, 2006, net sales of parent rolls were $1.1 million. We shipped approximately 1,200 tons of parent rolls to third parties in the 2006 period following the mid-year 2006 start-up of our new paper machine and we did not ship any parent rolls in the 2005 period.

* * * *

In connection with the foregoing, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your review, please advise us at your convenience. You may reach me at 314-259-2438, or Donald E. Figliulo at 312-602-5025, or either of us by facsimile at 312-602-5050.

Very truly yours,

/s/ C. Brendan Johnson

C. Brendan Johnson

cc:	Robert A. Snyder
Orchids Paper Products Company